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Multifamily Living: Reimagined
We're transforming how people live, invest, and own property.
Discover BeBelong
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Alexander Hughes
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Who We Serve
Tenants
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Experience living spaces that adapt to you
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Discover Connected Living
For Tenants
From coordinating playdates to managing maintenance requests, our platform streamlines daily life while creating meaningful connections between neighbors.
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www.bebelong.life

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Paul Coulter

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Paul Coulter · 1st
Early Stage Scout for Enterprise, Investors, Innovators | B2B Growth Exec | Strategic Partnerships | Coaching | Pollinator of People, Ideas &...

APR 1

Shani Bar (She/Her) · 2:34 PM
I saw you in the partnership opportunities community. With experience managing $2B in assets, we're leveraging AI to transform multifamily real estate into thriving, connected communities. I'd love to connect over Zoom to discuss a possible collaboration.

Paul Coulter · 2:35 PM
Hi Shani,

Katherine Tarbox

Katherine Tarbox · 1st
Early-Stage Tech Investor

MAR 19

Shani Bar (She/Her) · 8:18 AM
I saw you in the Investment community. With experience managing $2B in assets, we're leveraging AI to transform multifamily real estate into thriving, connected communities. I'd love to connect over Zoom to discuss a possible collaboration.

Katherine Tarbox · 8:19 AM
Sure. Send me an email katherine.tarbox@outsidethebox.vc

Arpan Ajmera
Active now

Arpan Ajmera · 1st
Investor at VU Venture Partners

MAR 5

Shani Bar (She/Her) · 12:51 PM
I saw you in the Investment community. At BeBelong, we are a technology-powered platform that transforms how people live, invest, and own property. With a board that boasts $2B AUM, we're pioneering the real estate revolution. Let's connect over Zoom to explore possible collaboration.

Sample messages sent from personal accounts to potential investors on LinkedIn, proposing introductory meetings to explore possible collaborations.

Emails

Subject Line: The ROI of Cultivating Tenant Loyalty


The Rise of the Real Estate Secondary Market
A New Era of Liquidity & Freedom

Here's a question for you: What if real estate was a liquid as stocks?

For decades, real estate has been the foundation of wealth-building, but it has also been one of the most inflexible assets to hold. Traditional ownership means significant upfront capital, it ties up your wealth for years, and it comes with slow, complex transactions that limit your flexibility. Selling a property can take months, and comes along with the burden of contracts, fees, and financing hurdles. Even the world's biggest real estate moguls built their empires under these constraints.

Take Sam Zell, one of the most legendary real estate investors of all time. He built his fortune by acquiring undervalued properties across the country, holding them for the long haul, and cashing in at just the right moment. But that's not how the game is played anymore. The market is shifting.

A new era is here. An era where real estate is becoming as dynamic, accessible, and flexible as the stock market.

- Imagine trading real estate with the same speed and ease as stocks.
- Imagine unlocking value from your properties without having to wait years to exit.
- Imagine a world where fractional ownership, tokenization, and AI-driven transactions power a real estate revolution.

That world isn't years away—it's happening right now.

The Data Speaks for Itself

The way we own and trade real estate is transforming before our eyes. Market forces, technology, and shifting investor preferences are converging to create a new era of opportunity—and the numbers prove it.

$160B+ in Secondary Market Transactions

Real estate secondaries hit record highs in 2024, surpassing $160 billion in volume—a clear sign that demand for more liquid, flexible property ownership is exploding. The ability to more easily buy and sell real estate interests is completely reshaping the way capital flows.

Fractional Ownership is Reshaping the Market

More people are choosing to own a piece of a property rather than the whole thing. This is breaking down the barriers that have traditionally kept real estate exclusive. This shift is making things more accessible, leading to more mobility, more freedom, and a smarter way to build wealth.

PropTech is Booming at a 16.8% CAGR

Call the fire department because the proptech sector is on fire! It is projected to grow from $18.2 billion in 2022 to $86.5 billion by 2032. AI, blockchain, and tokenization are revolutionizing real estate, making ownership smarter, faster, and way more accessible than ever before.


Breaking Barriers. Building Wealth.
Belonging Starts Here.

How Be Belong has Reshaped the Future of Real Estate

With 300 years of combined leadership experience, we've seen the barriers to ownership firsthand. Now, we're breaking them down and creating a new ecosystem where real estate isn't just an asset, but an opportunity for everyone.

Tenant Engagement: Turning Renters into Stakeholders

Renters aren't just looking for a place to live—they want connection, security, and opportunity. Yet, 64% of Americans feel disconnected from their communities. Be Belong's AI-powered platform builds thriving ecosystems, creating engagement through in-app marketplaces, social hubs, and exclusive services that keep residents happier, longer, reducing turnover and increasing value for owners.

Fractional Ownership: A New Path to Wealth

The real estate market has long favored a select few. Be Belong changes that. Through tokenized fractional ownership, renters can own a stake in the properties they live in, benefiting from rental income distributions and long-term appreciation. This model closes the wealth gap and reshapes the future of real estate ownership.

Property Management: Smarter, More Profitable Operations

Inefficiencies drain NOI and limit scalability. Be Belong brings AI-driven automation to property management, optimizing leasing, maintenance, and revenue generation. Real-time data and predictive analytics make ownership more profitable, efficient, and future-proof.

Discover Connected Living

Subject Line: Why Community is the Most Undervalued Asset in Real Estate


When Tenants Belong, Buildings Thrive.
Community is the foundation of long-term value

"A deep sense of love and belonging is an irreducible need of all people." — Brené Brown

As a property owner, you know the pain of costly tenant turnover, empty units eating into your revenue, and a stagnant NOI that's holding you back from achieving your property's full potential. But have you ever wondered what's truly driving tenants to stay—or pushing them to leave?

The answer is rooted deeply in human psychology: ***the fundamental need to belong***. Groundbreaking research by social psychologists Baumeister and Leary shows that belonging isn't just nice-to-have, it's an innate human necessity that is critical for happiness, social connection, and community cohesion.

Here's the exciting part: By tapping into this powerful psychological need through meaningful tenant engagement, you have the ability to unlock a direct pathway to higher satisfaction, lower turnover, and increased profitability.

When Belonging Becomes Your Greatest Asset

Imagine your multifamily property as a thriving community where tenants feel genuinely connected—to their neighbors, their homes, and your property. Powerful thought, right? Here's why it matters to you as a property owner: When tenants feel isolated, disconnected, or indifferent, it hits your bottom line hard. Vacancy rates climb, turnover costs spike, and your NOI suffers.

But here's the good news: The solution is backed by powerful psychology and real-world data. 64% of Americans say they feel disconnected from the communities they live in. That statistic might sound alarming, but it also represents an incredible opportunity. Research from UC Berkeley confirms that when residents feel a genuine sense of belonging, they're more engaged, socially connected, and invested in their communities.

What does that mean for you? Higher renewal rates, reduced vacancies, fewer operational headaches, and ultimately, greater profitability. Building a community where tenants truly feel that they belong translates directly into increased satisfaction and NOI growth.

As a property owner, you have the opportunity to transform your buildings into vibrant, connected ecosystems. The path toward stronger communities, happier residents, and thriving finances starts here.


Be part of a Bigger Community.
Transform your building into a living, breathing ecosystem of connection and retention.

Turning Belonging into Lasting Value

Right now, you have an exciting chance to transform your multifamily property into a community where tenants feel connected, engaged, and eager to stay. That's exactly what Be Belong does, creates spaces where belonging directly translates into happier tenants and stronger financial returns.

Here's how it works, built around three powerful pillars:

Tenant Engagement: Creating Communities Tenants Love

We know 64% of Americans feel disconnected from their neighborhoods, but your property can stand out by becoming a place tenants truly belong. Be Belong's AI-powered platform offers engaging social hubs, exclusive events, and in-app marketplaces, instantly creating meaningful relationships. The outcome? Happier tenants who renew their leases year after year.

Fractional Ownership: Opening Doors to New Opportunities

With Be Belong's tokenized fractional ownership model, renters get the unique chance to build equity in the property they call home. This approach helps tenants feel invested—not just emotionally, but financially. For you, this means increased tenant loyalty, fewer vacancies, greater financial predictability, and flexible ways to access liquidity without selling your property outright.

Property Management: Boosting Your Bottom Line Through Smart Tech

Imagine fewer operational headaches and better financial results. Be Belong's advanced AI technology streamlines property management with automated workflows, predictive maintenance, and seamless tech integration. Even more exciting is the fact that you'll immediately add to your profitability, as 25% of Be Belong's top-line revenue flows directly into your NOI.

Explore Be Belong

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Be Belong
186 followers
2w •
What does it take to transform an entire industry? Vision. Leadership. Decades of expertise.
At Be Belong, our leadership team brings together over 300 years of experience across real estate, technology, finance, engineering, and community-building. Our powerhouse team has developed, scaled, and transformed industries, and now, we're bringing that expertise to completely revolutionize real estate.
We're creating:
🔹 AI-driven tenant engagement that strengthens communities
🔹 Tokenized fractional ownership that is unlocking new wealth-building opportunities
🔹 Smart property management that is optimizing performance and driving NOI
We're creating a brand new, real estate ecosystem that empowers residents, enhances property value, and unlocks liquidity. The future of real estate is already here and those who move now will lead the next era of ownership and wealth creation.
This is your invitation to be part of it!
https://lnkd.in/gcb93Y4U
#RealEstateInnovation #BeBelong #PropTech #MultifamilyRevolution #FutureOfRealEstate #Tokenization #CommunityFirst
We Connected Over 300 Years of Combined Experience
communities where residents want to stay.

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Real Estate Tokenization: Owning a Slice of the Pie
Imagine an apartment building.
Instead of one person owning the whole building, it's divided into tiny pieces like slices of pizza.
be_belong
be_belong Imagine owning a piece of the apartment building you live in.
Real estate tokenization makes it possible!
This carousel breaks down the process step-by-step, from dividing the property to owning your own slice of the pie.
Ready to get started? Learn more here: http://bbelong.com
#realestateinvesting #fintech #tokenizedsecurities
8 sem Ver traducción
emerald_eagle_investments This is multifamily real estate investing reimagined.
8 sem 1 Me gusta Responder Ver traducción
clarkrealestateai By fractionalizing multifamily properties with BeBelong, we're opening doors for more investors to participate in high-value assets with greater flexibility and transparency.
8 sem 1 Me gusta Responder Ver traducción
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Be Belong
March 19 at 2:38 PM ·
Data is the Future of Property Management, Are You Ready?
The days of guesswork in property management are over. Data-driven strategies are completely transforming real estate, which is making it possible to predict maintenance needs, optimize rent, and enhance tenant retention like never before.
With the property management software market projected to grow at 45.6% CAGR through 2030, the shift toward AI-powered insights and smart automation is defining the future of real estate.
At Be Belong, we're at the leading edge of this transformation, using cutting-edge technology to maximize efficiency, NOI, and community engagement across multifamily housing.
Do you want to learn more about:
How data is reshaping property management
What key metrics are driving profitability
How AI & tokenization can unlock new revenue streams
We break it all down in our latest blog. Read it now and step into the future of real estate!
Click here to read our latest blog post.
https://bebelong.life/.../data-driven-property.../
#DataDriven #RealEstateInnovation #PropTech #SmartInvesting #BeBelong #FutureOfHousing #AIRealEstate
Data-Driven Property Management: Unlock Efficiency and Maximize ROI
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Be Belong Mission Video with Our Leadership Team